                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ___________________

                                   FORM 11-K

                                 ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    For the plan year ended December 31, 1997

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    For the transition period from ____________ to ____________


                        Commission file number:  0-18312
                        --------------------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               TUBOSCOPE VETCO INTERNATIONAL INC. 401(K) THRIFT SAVINGS PLAN (RESTATEMENT EFFECTIVE JANUARY 1, 1993)

               2835 Holmes Road
               Houston, Texas 77051

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               TUBOSCOPE INC.
               2835 Holmes Road
               Houston, TX  77051

                              REQUIRED INFORMATION

Tuboscope Vetco International Inc. 401(k) Thrift Savings Plan Financial Statements and Schedules prepared in accordance with financial reporting requirements of the Employee Retirement income Security Act of 1974, as amended ("ERISA").


                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                         TUBOSCOPE VETCO INTERNATIONAL INC.
                                         401(K) THRIFT SAVINGS PLAN


                                              /s/ KENNETH L. NIBLING
Dated:  June 26, 1998                    By:  ______________________________
                                              Kenneth L. Nibling,
                                              Administrator

                               INDEX TO EXHIBITS

EXHIBIT                                                                    PAGE
-------                                                                    ----
    23.1   Consent of Ernst and Young LLP                                   4
    99.1   Tuboscope Vetco International Inc. 401(k) Thrift Savings Plan    5
           Financial Statements and Schedules prepared in accordance with financial reporting requirements of ERISA.